United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

January 2023

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Purchases of equity securities by the issuer and affiliated purchasers on December 31, 2022

Company: VALE S.A.
Beginning balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
Shares	VALE3				114,827,104	2.40%	2.40%
Movements

Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
Shares	VALE3	Santander CCVM S.A	Buy	12/06/22	2,500,400	87.86821	219,705,663.00
Shares	VALE3	Santander CCVM S.A	Buy	12/07/22	3,000,000	84.69167	254,075,004.00
Shares	VALE3	Santander CCVM S.A	Buy	12/08/22	2,000,000	86.52810	173,056,206.00
Shares	VALE3	XP Investimentos CCTVM S/A	Buy	12/12/22	3,750,000	86.17498	323,156,188.00
Shares	VALE3	Citigroup Global Markets Brasil CCTVM S/A	Buy	12/13/22	1,605,000	86.57597	138,954,426.00
Shares	VALE3	Citigroup Global Markets Brasil CCTVM S/A	Buy	12/14/22	1,109,400	86.58226	96,054,356.00
Shares	VALE3	Citigroup Global Markets Brasil CCTVM S/A	Buy	12/15/22	1,190,900	87.37247	104,051,870.00
Shares	VALE3	Citigroup Global Markets Brasil CCTVM S/A	Buy	12/16/22	1,572,400	85.38142	134,253,751.00
Shares	VALE3	Citigroup Global Markets Brasil CCTVM S/A	Buy	12/19/22	1,392,000	84.96080	118,265,432.00
Shares	VALE3	Citigroup Global Markets Brasil CCTVM S/A	Buy	12/20/22	1,350,300	86.29224	116,520,411.00
Shares	VALE3	Citigroup Global Markets Brasil CCTVM S/A	Buy	12/21/22	1,310,700	86.30134	113,115,170.00
Shares	VALE3	Citigroup Global Markets Brasil CCTVM S/A	Buy	12/22/22	1,083,000	85.33786	92,420,902.00
Shares	VALE3	Citigroup Global Markets Brasil CCTVM S/A	Buy	12/23/22	2,001,000	86.00501	172,096,020.00
Shares	VALE3	Citigroup Global Markets Brasil CCTVM S/A	Buy	12/26/22	1,171,900	87.22106	102,214,360.00
Shares	VALE3	Citigroup Global Markets Brasil CCTVM S/A	Buy	12/27/22	3,111,700	88.81462	276,364,438.00
Ending balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
Shares	VALE3				142,975,804	2.99%	2.99%

Company: VALE S.A.
Beginning balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
ADS	VALE				0	0.00%	0.00%
Movements

Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
-	-	-	-	-	-	-	-
Ending balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
ADS	VALE				0	0.00%	0.00%

Purchases of equity securities by the issuer and affiliated purchasers on December 31, 2022

Company: MBR S.A.
Beginning balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
Shares	VALE3				0	0.00%	0.00%
Movements

Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
Shares	VALE3	XP INVESTIMENTOS CCTVM S/A	Buy	12/09/22	1,151,600	88.84120	102,309,521.00
Ending balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
Shares	VALE3				1,151,600	0.02%	0.02%

Company: MBR S.A.
Beginning balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
ADS	VALE				0	0.00%	0.00%
Movements

Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
-	-	-	-	-	-	-	-
Ending balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
ADS	VALE				0	0.00%	0.00%

Purchases of equity securities by the issuer and affiliated purchasers on December 31, 2022

Company: Vale Holdings B.V.
Beginning balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
Shares	VALE3				0	0.00%	0.00%
Movements

Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
-	-	-	-	-	-	-	-
Ending balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
Shares	VALE3				0	0.00%	0.00%

Company: Vale Holdings B.V.
Beginning balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
ADS	VALE				128,445,060	2.69%	2.69%
Movements

Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
ADS	VALE	J.P. Morgan Securities Inc.	Buy	12/02/22	1,538,082	16.69506	133,460,764.03
ADS	VALE	Bradesco Securities Inc	Buy	12/05/22	2,500,000	16.60485	217,789,267.71
ADS	VALE	XP Investments US	Buy	12/12/22	2,250,000	16.09031	192,115,890.78
ADS	VALE	XP Investments US	Buy	12/13/22	895,000	16.35634	77,101,751.29
ADS	VALE	XP Investments US	Buy	12/14/22	1,068,072	16.24626	92,671,038.15
ADS	VALE	Santander Investment Securities Inc.	Buy	12/15/22	1,350,000	16.41063	117,823,463.01
ADS	VALE	Santander Investment Securities Inc.	Buy	12/16/22	1,244,800	16.12788	106,013,259.17
ADS	VALE	Santander Investment Securities Inc.	Buy	12/19/22	1,687,500	15.98925	143,435,525.60
ADS	VALE	Santander Investment Securities Inc.	Buy	12/20/22	1,350,000	16.51436	116,882,778.16
ADS	VALE	Santander Investment Securities Inc.	Buy	12/21/22	1,375,000	16.57538	118,584,621.64
ADS	VALE	Santander Investment Securities Inc.	Buy	12/22/22	1,133,455	16.44196	96,667,959.33
ADS	VALE	Santander Investment Securities Inc.	Buy	12/23/22	1,553,593	16.68144	133,325,741.30
ADS	VALE	Santander Investment Securities Inc.	Buy	12/27/22	2,511,100	16.79155	222,767,555.31
ADS	VALE	Santander Investment Securities Inc.	Buy	12/28/22	2,781,485	16.93841	248,459,977.69
Ending balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
ADS	VALE				151,683,147	3.17%	3.17%

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Ivan Fadel
Date: January 10, 2023		Head of Investor Relations